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                                                                    Exhibit (a)4


[LETTERHEAD APPEARS HERE]

                                                                    NEWS RELEASE

                                                                    NR00-14
                                                                    May 24, 2000

FOR IMMEDIATE RELEASE
VASTAR'S BOARD OF DIRECTORS RECOMMENDS APPROVAL OF $83-PER-SHARE
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CASH MERGER
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OFFER FROM BP AMOCO
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  Houston, TX - Vastar Resources, Inc. (NYSE:  VRI) today announced that its board of directors has unanimously recommended approval of an $83-per-share cash merger offer from BP Amoco (NYSE: BPA) to acquire the 18.1 percent, or approximately 17.7 million shares, of Vastar's common stock that is currently publicly held.

  The offer is the outcome of negotiations between a special committee of Vastar's board and BP Amoco which followed BP Amoco's March 16 announcement of its intention to offer $71 per share for the stock. BP Amoco already owns 81.9 percent of Vastar's common stock, acquired through its recent combination with Atlantic Richfield Company (ARCO).

  Robert LeVine, chairman of the special committee of Vastar's board that was responsible for negotiating with BP Amoco, said that, "The $83-per-share offer recognizes both Vastar's historical and prospective ability to create differential shareholder value. The special committee is pleased with the outcome of this process and believes that fair value for the minority interest shareholders has been achieved. Based on the special committee's recommendation, the board unanimously recommends that shareholders vote in favor of the merger."

  "The $83-per-share offer is a testament to the achievements of Vastar's employees in building our company," said Charles D.

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Davidson, chairman, president and chief executive officer.  "They have made
Vastar one of the best-performing firms in the independent sector, a fact that has been widely recognized by our industry as well as the financial community. We are very proud of our record of building value for shareholders."

  Vastar and subsidiaries of BP Amoco have entered into a merger agreement. Closing is contingent on approval by the holders of at least two-thirds of Vastar's shares not held by BP Amoco, at a meeting to be scheduled for this summer. A proxy statement is currently in preparation for mailing to stockholders.

  Vastar Resources, Inc., headquartered in Houston, Texas, finds, develops and produces natural gas and liquid hydrocarbons. The company is active in more than 100 producing fields, with exploration and production activities in the Gulf of Mexico shelf and deepwater, Gulf Coast, Rocky Mountains and Mid-Continent areas. Additional information on Vastar is available on the company's website at www.vastar.com.

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Contacts:      James Bartlett     (281) 584-3448 (media)
               Ellen DeSanctis    (281) 584-3477 (financial)

Vastar shareholders are strongly advised to read the company's proxy statement relating to the shareholder vote when it becomes available, as it will contain important information. Shareholders will be able to obtain the proxy statement and any amendments thereto and other filed documents for free at the Internet website maintained by the Securities and Exchange Commission at www.sec.gov. In addition, Vastar Resources, Inc. will mail the proxy statement to each shareholder of record on the record date to be established for the shareholders meeting and will also make additional copies of the proxy statement and any amendments thereto available for free to Vastar's shareholders. Please direct your request for the proxy statement to Ellen DeSanctis, manager of Investor Relations and Corporate Communications, Vastar Resources, Inc., 15375 Memorial Drive, Houston, Texas 77079, telephone (281) 584-3477.

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